BRAZIL MINERALS, INC.

324 South Beverly Drive, Suite 118

Beverly Hills, California 90212

June 6, 2014

BY EDGAR

Pamela Howell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brazil Minerals, Inc.
Registration Statement on Form 10
Filed April 29, 2014
File No. 000-55191
Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 15, 2014
File No. 333-180624

Dear Ms. Howell:

Reference is made to your comment letter, May 22, 2014 to Brazil Minerals, Inc. (the “Company”), relating to the subject registration statement (the “Comment Letter”).

A complete response to the comments made in the Comment Letter, including the filing of amendments to our Form 10 Registration Statement and our Annual Report on Form 10-K shall be filed with you on or before June 30, 2014.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Marc Fogassa